SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(l) or 13(e)(l)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Energy Services of America Corporation
(Name of Subject Company (Issuer)

Energy Services of America Corporation
Name of Filing Person (Issuer))

Warrants to purchase Shares of Common Stock
(Title of Class of Securities)

29271Q 10 3
(CUSIP Number of Shares Underlying Warrants)

Marshall T. Reynolds	Copies of all correspondence to:
Chairman of the Board	Alan Schick, Esq.
Energy Services of America Corporation	Luse Gorman Pomerenk & Schick, P.C.
2450 First Avenue	5335 Wisconsin Avenue, N.W., Suite 780
Huntington, West Virginia 25703	Washington, DC 20015
(304) 528-2791	(202) 274-2000
(304) 528-2762 Facsimile	(202) 362-2902 Facsimile
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction valuation* $8,047,231.00	Amount of filing fee $934.28

*
Estimated for purposes of calculating the amount of the filing fee only. Energy Services of America Corporation (the “Company”) is offering holders of 20,276,923 of the Company’s warrants (the “Warrants”), which consist of (i) 17,200,000 warrants initially issued in the Company’s initial public offering, and (ii) 3,076,923 warrants initially issued to certain of the Company’s founding shareholders in a private placement that closed immediately prior to its initial public offering, the opportunity to exchange such Warrants for the Company’s shares, par value $0.0001 per share (“Shares”) by tendering eight and one-half (8½) Warrants in exchange for one (1) Share.  In addition, there are 900,000 warrants (the “UPO Warrants”) underlying an option to purchase units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering that will be outstanding in the event that the Unit Purchase Option is exercised. The amount of the filing fee assumes that all outstanding Warrants will be exchanged and is calculated pursuant to Rule 0-1l(b) of the Securities Exchange Act of 1934, as amended, which equals $116.10 for each $1,000,000 of the value of the transaction. The transaction value was determined by using the average of the high and low prices of publicly traded Warrants on May 24, 2011, which was $0.38.

☒
Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$934.28	Filing Party:	Energy Services of America Corporation

Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐          third-party tender offer subject to Rule 14d-1
☒         issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Amendment No. 1 to the  Tender Offer Statement on Schedule TO ( as hereby amended, the “Schedule TO”)  originally filed with the SEC on June 1, 2011,  by Energy Services of America Corporation, a Delaware corporation (the “Company”), amends and restates the Schedule TO, the Offer Letter, dated June 1, 2011, a copy of which is filed as Exhibit (a)(1)(A) hereto, and the letter of Transmittal, a copy of which is filed as Exhibit (a)(1)(B) hereto (together, as amended and with any subsequent amendments or supplements thereto, the “Offer Letter”). The Schedule TO relates to the offer by the Company to all holders of the Company’s outstanding warrants (the “Warrants”), which would entitle the holders to purchase an aggregate of 20,276,923 shares of the Company, par value $0.0001 per share (the “Shares”), on the following terms: holders of Warrants will receive one (1) Share in exchange for every eight and one-half (8½) Warrants tendered by the holders thereof  As a condition to closing, the Unit Purchase Option (see below) may not be exercised during the Offer Period.  In the event that the Unit Purchase Option    is exercised during the Offer Period, the Company intends to waive this condition and amend the Schedule TO and the Offer Letter to (i) extend the Offer to the holders of an additional 900,000 UPO Warrants (see below); (ii) revise the terms of the Offer such that holders of Warrants will receive one (1) Share in exchange for every nine (9) Warrants tendered , and (iii) extend the Offer Period by at least ten (10) business days from the date that the amended Schedule TO is filed with the SEC.   The exercise price of the Unit Purchase Option is $7.50 per Unit.  The maximum number of Shares that will be issued in connection with the Offer is 2,385,520 .  The offer is subject to the terms and conditions set forth in the Offer Letter. The Warrants consist of (i) publicly traded warrants to purchase an aggregate of 17,200,000 Shares that were part of Units issued in the Company’s initial public offering (the “Public Warrants”), and  (ii) warrants to purchase an aggregate of 3,076,923 Shares that were issued in a private placement that closed simultaneously with the initial public offering (the “Private Warrants ”). In addition, there are 900,000 warrants (the “UPO Warrants”)  that underlie an option to purchase Units (“Unit Purchase Option”) issued to the Company’s underwriter in connection with the Company’s initial public offering  that will be outstanding in the event that the Unit Purchase Option is exercised.  The ratio of the exchange was selected by the Company in recognition of the significance of the sale of the Units in the initial public offering (which included the Public Warrants) and the Private Warrants to the success of the Company, and in order to provide the holders of the Warrants with an incentive to exchange the Warrants.  Although the Company is permitted under the terms of the Warrants to reduce the exercise price below $5.00 ($6.25 for the UPO Warrants) or to extend the expiration date of the Warrants beyond the current expiration date of August 29, 2011, the Company does not intend to do so.   Pursuant to a registration statement on Form S-3 (SEC File No. 333-172314), the Warrants and the Shares underlying the Warrants were registered for sale by the Company (and, in the case of 3,076,923 Warrants issued in the private placement, were registered for sale by the selling shareholders set forth in the registration statement).  The registration statement also registered the 450,000 Units underlying the Unit Purchase Option (the “UPO Units”) and 450,000 Shares underlying the UPO Warrants.

Special Notice Regarding this Amended and Restated Schedule TO

This Amendment No. 1 contains amendments to the following sections of the Statement: Item 1 – Summary; Item 4(a) – Terms of the Transaction – Material Terms; Item 4(b) – Terms of the Transaction – Purchases; Item 6(a) – Purposes of the Transaction and Plans or Proposals – Purposes; Item 6(c) – Purposes of the Transaction and Plans or Proposals – Plans; Section 8(a) – Interest in the Securities of the Subject Company – Securities Ownership.  This Amendment No. 1 also contains amendments to the following section of the Offer Letter filed as Exhibit (a)(1)(A) to the Statement (the “Offer Letter): Cover page; Summary – The Warrants; Summary – The Offer; Summary– Fractional Shares; Summary – Conditions to the Offer; Section 1 – General Terms; Section 1.A – General Terms – Period of Offer; Section 1.B – General Terms – Partial Tender Permitted; Section 2.B – Procedure for Tendering Warrants – Conditions of the Offer; Section 5.A – Background and Purpose of the Offer – Establishment of Offer Terms; Approval of the Offer; Section 2.C – Background and Purpose of the Offer – Purpose of the Offer; Section 10 – Extensions; Amendments; Conditions; Termination; Section 12 – Risk Factors – If the exchange ratio changes, you may receive fewer Shares than you expect.  This Amendment No. 1 contains corresponding amendments to the documents filed as Exhibit (a)(1)(B), (a)(1)(C), (a)(1)(D) and (a)(1)(E) to the Schedule TO.

All amendments relate to the following change to the terms of the Offer: instead of automatically adjusting the exchange ratio in the event that the Unit Purchase Option is exercised, because such an adjustment amounts to a decrease in the consideration offered to tendering Warrant holders, the Company intends to waive the condition that the Unit Purchase Option note be exercised during the Offer Period, and to further amend the Statement and the Offer Letter to extend the offer to the holders of 900,000 UPO Warrants, to reflect a new exchange ratio of one Shares for every nine (9) Warrants tendered, and to extend the Offer Period for at least ten (10) business days from the date of notice of the change in the exchange ratio.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer Letter and the related Letter of Transmittal is incorporated by reference as set forth below.

Item 1.    Summary Term Sheet.

The information set forth in the section of the Offer Letter titled “Summary” is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)           Name and Address.

The name of the subject company and the filing person is Energy Services of America Corporation, a Delaware corporation. Its principal executive offices are located at 2450 First Avenue, Huntington, West Virginia 25703. The Company’s telephone number is (304) 528-2971.

(b)           Securities.

The securities that are the subject of this Schedule TO are 21,176,923 Warrants. The Warrants are exercisable for an aggregate of 21,176,923 Shares of the Company.

(c)           Trading Market and Price.

The information set forth in the Offer Letter under “The Offer, Section 6. Price Range of Shares, Warrants and Units” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)           Name and Address.

The Company is the subject company and the filing person. The business address and telephone number of the Company are set forth under Item 2(a) above.

The names of the executive officers and directors of the Company who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is 2450 First Avenue, Huntington, West Virginia 25703, and the telephone number for each such person is (304) 528-2971.

Name	Position
Edsel R. Burns	Chief Executive Officer
Larry A. Blount	Chief Financial Officer, Treasurer and Secretary
Marshall T. Reynolds	Chairman of the Board of Directors
Jack R. Reynolds	Director
Neal W. Scaggs	Director
Joseph L. Williams	Director
Richard M. Adams, Jr.	Director
Keith F. Molihan	Director
Douglas V. Reynolds	Director
Eric Dosch	Director
Nester S. Logan	Director
Samuel G. Kapourales	Director
James Shafer	Director

Item 4.   Terms of the Transaction.

(a)           Material Terms.

The information set forth in the Offer Letter under “The Offer, Sections 1 through 13” is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)            Purchases.

Warrants held by certain officers and directors of the Company may be exchanged, at each such officer’s or director’s discretion, subject to the same terms and conditions as Warrants held by other persons.  The number of Warrants held by each officer and director is set forth in the Offer Letter under “The Offer, Section 5.D. Interest of Directors and Officers,” and is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Arrangements.

(a)           Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer Letter under “The Offer, Section 8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

Item 6.   Purposes of the Transaction and Plans or Proposals.

        (a)   Purposes.

The information set forth in the Offer Letter under “The Offer, Section 5.C. Purpose of the Offer” is incorporated herein by reference.

        (b)   Uses of Securities Acquired.

The Warrants exchanged pursuant to the Offer will be retired and cancelled.

(c)   Plans.

No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(l)-(6), (8) and (10).  With respect to Regulation M-A, Item 1006(c)(7), if, after the closing of the Offer, the Warrants are held by fewer than 300 persons, the Warrants would be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; however, the Company does not have any plans to terminate the registration of the Warrants after the closing of the Offer.  With respect to Regulation M-A, Item 1006(c)(9), the exchange of every eight and one-half (8½) Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one (1) Share. The Offer is conditioned on the Unit Purchase Option not being exercised during the Offer Period.  In the event that the Unit Purchase Option is exercised during the Offer Period, the Company intends to waive this condition, and amend the terms of the Offer (i) to extend the Offer to the holders of an additional 900,000 UPO warrants, (ii)  to provide that the exchange of every nine (9) Warrants pursuant to the Offer will result in the acquisition by the exchanging holder of one (1) Share, and (iii) to extend the Offer Period for at least ten (10) business days following the notice of the amendment of the terms of the Offer.

2

Item 7.    Source and Amount of Funds or Other Consideration.

(a)           Sources of Funds.

No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.  The Company will provide funds for the payment of expenses out of its working capital.

(b)           Conditions.

Not applicable.

(d)            Borrowed funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)           Securities ownership.

The information set forth in the Offer Letter under “The Offer, Section 5.E. Interests of Directors and Officers” is incorporated herein by reference.

(b)           Securities transactions.

Neither the Company nor, to the Company’s knowledge after reasonable inquiry, have any of the Company’s officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)           Solicitations or Recommendations.

The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Morrow & Co., LLC (“Morrow”) to act as the Information Agent. The Company may contact holders of Warrants over the Internet, by mail, telephone, fax, email or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee holders to forward material relating to the Offer to beneficial owners of the Warrants.  Continental and Morrow will receive reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10.  Financial Statements.

(a)           Financial Information.

Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended September 30, 2010 filed with the Securities and Exchange Commission on December 21, 2010, (ii) the Company’s financial results for the first quarter ended December 31, 2010, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2011, and (iii) the Company’s financial results for the second quarter ended March 31, 2011, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2011.  In addition, the information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

(b)           Pro Forma Information.

The information set forth in the Offer Letter under “The Offer, Section 9. Financial Information Regarding the Company” is incorporated herein by reference.

Item. 11.  Additional Information.

The information set forth in the Offer Letter and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

3

Item 12.   Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer Letter
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	The Company’s prospectus filed with the SEC pursuant to Rule 424(b) on April 13, 2011 is incorporated herein by reference.
(a)(5)(A)	Financial Statements of Energy Services of America Corporation.(1)
(a)(5)(B)	The Company’s Annual Report on Form 10-K filed with the SEC on December 21, 2010, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed wit the SEC on February 14, 2011, incorporated herein by reference.
(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed wit the SEC on May 11, 2011, incorporated herein by reference.
(a)(5)(E)	Press Release dated June 1, 2011. *
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1/A filed with the SEC on August 11, 2006)
(d)(2)
Form of Warrant Agreement by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-1/A filed with the SEC on July 19, 2006)

(d)(3)
Form of Amended Registration Rights Agreement among the Company and the Initial Stockholders (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed with the SEC on June 19, 2006)

(d)(4)
Form of Warrant Placement Agreement by and among Marshall T. Reynolds, Edsel Burns, Douglas Reynolds, Jack Reynolds, Neal Scaggs, Joseph Williams and the Company (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed with the SEC on August 11, 2006)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

(1)
Incorporated herein by reference to (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended September 30, 2010 filed with the Securities and Exchange Commission on December 21, 2010, (ii) the Company’s financial results for the first quarter ended December 31, 2010, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2011, and (iii) the Company’s financial results for the second quarter ended March 31, 2011, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2011.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

4

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	By:	/s/ Edsel R. Burns
Name: Edsel R. Burns
Title: Chief Executive Officer

Date: June 10, 2011

5

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer Letter
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Form of Notice of Guaranteed Delivery
(a)(1)(D)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees
(a)(1)(E)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	The Company’s prospectus filed with the SEC pursuant to Rule 424(b) on April 13, 2011 is incorporated herein by reference.
(a)(5)(A)	Financial Statements of Energy Services of America Corporation.(1)
(a)(5)(B)	The Company’s Annual Report on Form 10-K filed with the SEC on December 21, 2010, incorporated herein by reference.
(a)(5)(C)	The Company’s Quarterly Report on Form 10-Q filed wit the SEC on February 14, 2011, incorporated herein by reference.
(a)(5)(D)	The Company’s Quarterly Report on Form 10-Q filed wit the SEC on May 11, 2011, incorporated herein by reference.
(a)(5)(E)	Press Release dated June 1, 2011. *
(b)	Not applicable
(c)	Not applicable
(d)(1)	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1/A filed with the SEC on August 11, 2006)
(d)(2)
Form of Warrant Agreement by and between Continental Stock Transfer & Trust Company and the Company (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form S-1/A filed with the SEC on July 19, 2006)

(d)(3)
Form of Amended Registration Rights Agreement among the Company and the Initial Stockholders (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1/A filed with the SEC on June 19, 2006)

(d)(4)
Form of Warrant Placement Agreement by and among Marshall T. Reynolds, Edsel Burns, Douglas Reynolds, Jack Reynolds, Neal Scaggs, Joseph Williams and the Company (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1/A filed with the SEC on August 11, 2006)

(e)	Not applicable
(f)	Not applicable
(g)	Not applicable
(h)	Not applicable

*	Previously filed.

(1)
Incorporated herein by reference to (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the year ended September 30, 2010 filed with the Securities and Exchange Commission on December 21, 2010, (ii) the Company’s financial results for the first quarter ended December 31, 2010, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 14, 2011, and (iii) the Company’s financial results for the second quarter ended March 31, 2011, that were included in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2011.